SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

UNITED INSURANCE HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

910710 102

(CUSIP Number)

Andrew L. Graham

General Counsel

2340 Drew Street, Suite 200

Clearwater, FL 33765

(727) 213-3615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Homeowners Choice, Inc. 20-5961396
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

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INTRODUCTION

This Amendment No. 1 amends the Schedule 13D filed on October 19, 2010 (the “Schedule 13D”), by Homeowners Choice, Inc. (“HCI”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”) of United Insurance Holdings Corp., a Delaware corporation (“United”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 30, 2010, as a result of the termination of the Purchase Agreement and the Transaction contemplated thereby (as described more fully in Item 4 herein), HCI is no longer obligated to pay up to a maximum aggregate purchase price of $4,551,737.30 for the Shares and certain warrants that were to be purchased thereunder.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

At 12:01 a.m., on November 30, 2010, the Purchase Agreement (the “Purchase Agreement”) by and between HCI and Synovus Financial Corp., a Georgia corporation (“Synovus”) under which Synovus agreed to sell, and HCI agreed to purchase, the Shares, terminated in accordance with the terms of Section 10 of the Agreement because the Closing did not occur on or before November 30, 2010.

As a result of the termination of the Purchase Agreement none of the Transactions contemplated by the Purchase Agreement will be consummated, including the sale and purchase of the United Shares to HCI.

Item 5.	Interests in Securities of the Company

Item 5 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

(a) - (b) On November 30, 2010, the Purchase Agreement terminated automatically in accordance with its terms, as a result of which HCI beneficially owns no shares of the Common Stock of United and has ceased to be a beneficial owner of more than five percent of the Common Stock of United.

(c) Other than the transactions contemplated by the Purchase Agreement described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by HCI relating to the Shares since the Schedule 13D was filed on October 19, 2010.

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(d) Not applicable.

(e) As a result of the termination of the Purchase Agreement on November 30, 2010, HCI no longer has beneficial ownership of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Other than as described in Item 4, which description is incorporated by reference in this Item, HCI at this time has no contract, arrangement, understanding or relationship with any person with respect to any securities of United, including, but not limited to, the transfer or voting of securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2010	HOMEOWNERS CHOICE, INC.

	By:	/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer

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